Filed pursuant to Rule 433

Registration No. 333-192196

July 8, 2015

Final Term Sheet
USD 6,000,000,000 1.125% Global Notes due 2018

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 6,000,000,000

Denomination:	USD 1,000

Maturity:	August 6, 2018

Redemption Amount:	100%

Interest Rate:	1.125% per annum, payable semi-annually in arrears

Date of Pricing:	July 8, 2015

Closing Date:	July 15, 2015

Interest Payment Dates:	February 6 and August 6 in each year

First Interest Payment Date:	February 6, 2016 (for interest accrued from, and including, July 15, 2015 to, but excluding, February 6, 2016)

Interest Payable on First Interest Payment Date:	USD 37,687,500.00 (for aggregate principal amount of USD 6,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.820%

Gross Proceeds:	USD 5,989,200,000

Underwriting Commissions:	0.100%1/0.000%[2] equals USD 5,000,000

Proceeds to Issuer:	USD 5,984,200,000

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law/Jurisdiction:	German law; District Court Frankfurt am Main

1  Payable on the first USD 5,000,000,000 principal amount only.

2  Payable on the remaining USD 1,000,000,000 principal amount.

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769GS77

CUSIP:	500769GS7

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:[3]	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service and AAA by Fitch Ratings

Managers:	BofA Merrill Lynch HSBC Morgan Stanley

Stabilization Manager:	Morgan Stanley & Co. International plc

Registrar:	The Bank of New York Mellon (Luxembourg) S.A.

Paying Agent:	The Bank of New York Mellon

Additional Paying Agent:	The Bank of New York Mellon, Filiale Frankfurt am Main

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312513445198/d624309d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312513445094/d624297d424b3.htm. Alternatively, Morgan Stanley will arrange to send you the prospectus, which you may request by calling toll-free: +1-866-718-1649.

3  A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.